Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited - Canadian Dollars)


                                                June 30, 2007 September 30,2006
-------------------------------------------------------------------------------
ASSETS
 Current Assets
  Cash and cash equivalents                             $281              $283
  GST refundable                                      11,022             3,968
-------------------------------------------------------------------------------
                                                      11,303             4,251

Equipment (Note 2)                                     1,192             1,500
MINERAL PROPERTIES (Note 3)                           94,231            77,731
-------------------------------------------------------------------------------
                                                    $106,726           $83,482

LIABILITIES

 Current Liabilities
  Accounts payable and accrued liabilities           $92,175          $307,119
  Loans payable                                        -               343,096
-------------------------------------------------------------------------------
                                                      92,175           650,217

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized unlimited common shares
    of no par value
  Issued and outstanding (Note 6)                 34,918,790        33,824,961
  Contributed surplus                              3,008,754         3,008,754
  Deficit accumulated during exploration stage   (37,912,993)      (37,400,450)
-------------------------------------------------------------------------------
                                                      14,551          (566,735)
-------------------------------------------------------------------------------
                                                    $106,726           $83,482
-------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operation and Deficit
(Unaudited - Canadian Dollars)

                                For the three months  For the nine months ended
                                       ended June 30              ended June 30
                                     2007         2006        2007       2006
-------------------------------------------------------------------------------
Administrative expenses

  Accounting and lega                 5,863      1,815      13,804      13,607
  Amortization                           97        149         309         447
  Consulting fees                   116,955     33,000     192,500     203,350
  Exploration                        20,213      -          20,213       -
  Financing costs                      -         -           -         165,000
  Foreign exchange loss                -           970       -             970
  Interest and bank charges           9,049         24      31,767      88,952
  Management fees                    15,000     15,000      45,000      45,000
  Office and miscellaneous           14,021      5,150      38,033      18,120
  PUblic relations                   81,107      5,850      81,107       8,676
  Reuglatory and transfer agent       5,148      2,216       7,510       9,594
  Telephone                           9,411      -          10,100         624
  Travel                             61,745      4,620      72,200       4,620
-------------------------------------------------------------------------------
Net loss for the period            (338,609)   (68,794)   (512,543)   (558,960)


Deficit, beginning of period  (37,574,384) (37,451,190)(37,400,450)(36,893,024)


Deficit, end of period  $(37,912,384) $(37,451,984) $(37,912,993) $(37,451,984)
-------------------------------------------------------------------------------
loss per share               $(0.02)       $-       $(0.03)        $(0.04)
-------------------------------------------------------------------------------
Weighted average number of shares
   Basic and diluted       14,480,533   12,246,150     14,480,533    12,246,150
-------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statement of Shareholders' Equity (Deficiency)
(Unaudited - Canadian Dollars)

                      Number of  Common Shares   Contributed  Deficit     Total
                       shares    issued and      surplus      accumulated
                                 fully paid      and equity   during the
                                                 portion of   exploration
                                                 convertible  stage
                                                 debentures
-------------------------------------------------------------------------------
Balance,
December 1991            -           $-           $-           $-         $-

Issuance of shares for cash
 Private placement      1,280,001    159,500     -            -       159,500
 Loss for the period                                     (32,080)     (32,080)
-------------------------------------------------------------------------------
Balance,
September30, 1992       1,280,001    159,500     -       (32,080)     127,420
-------------------------------------------------------------------------------

Issuance of shares for cash
 By way of prospectus     600,000    360,000     -            -        360,000
 Exercise of options      112,000     67,200     -            -         67,200
 Exercise of warrants     100,000     60,000     -            -         60,000
Issuance of shares
 for property             150,000     90,000     -            -         90,000
Share issue costs           -        (83,205)    -            -        (83,205)
Loss for the year           -          -         -       (105,902)    (105,902)
-------------------------------------------------------------------------------
Balance,
September 30, 1993      2,242,001    653,495     -       (137,982)     515,513
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement        400,000    576,000    -            -         576,000
 Share issue costs         -         (60,622)   -            -         (60,622)
Loss for the year          -          -         -        (403,571)    (403,571)
-------------------------------------------------------------------------------
Balance,
September 30, 1994      2,642,001  1,168,873    -        (541,553)     627,320
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement        418,000  1,121,400    -            -       1,121,400
 Exercise of options      204,000    347,440    -            -         347,440
Issuance of shares for
 finders fees              35,069     99,570    -            -          99,570
Share issue costs          -        (108,570)   -            -        (108,570)
Loss for the year          -         -          -        (343,044)    (343,044)
-------------------------------------------------------------------------------
Balance,
September30,1995        3,299,070  2,628,713    -        (884,597)   1,744,116
-------------------------------------------------------------------------------


Issuance of shares for cash

 Private placement      1,488,000  6,178,000    -            -       6,178,000
 Exercise of options    1,128,584  4,161,930    -            -       4,161,930
Issuance of shares for
 finders fees              75,624    197,379    -            -         197,379
Share issue costs           -       (365,874)   -            -        (365,874)
Loss for the year           -            -      -      (1,533,474)  (1,533,474)
-------------------------------------------------------------------------------
Balance,
September30,1996        5,991,278 12,800,148    -     (2,418,071)  10,382,077
-------------------------------------------------------------------------------


Issuance of shares for cash

 Exercise of options      243,000    693,730    -            -         693,730
 Exercise of warrants     845,447  3,696,723    -            -       3,696,723
Issuance on conversion
 of debt                2,464,950  4,821,079    -            -       4,821,079
Issuance of common
 shares for acqusition
 of subsidiary            171,282  1,124,745    -            -       1,124,745

Issuance of shares for
 finders fee               65,298    457,086    -            -         457,086
Share issue costs           -       (472,562)   -            -        (472,562)
Equity portion of
 convertible debentures     -            -    169,760        -         169,760
Loss for the year           -            -      -      (2,822,786)  (2,822,786)
-------------------------------------------------------------------------------
Balance,
September30,1997        9,781,255 23,066,949 169,760   (5,240,857)  17,995,852
-------------------------------------------------------------------------------

Contingent consideration on
 acquisition of subsidiary  -     (1,086,901)    -           -      (1,086,901)
Issued on conversion
 of debt                  277,776   261,679  (59,219)       -         202,460
-------------------------------------------------------------------------------
                       10,059,031 22,241,727  110,541  (5,240,857)  17,111,411
Captial stock
 consolidation (7:5:1) (8,717,827)      -       -            -           -
Issued on conversion
 of debt                  221,234    519,691 (110,541)       -         409,150

Issued on settlement
 of debt                  550,000    111,152    -            -         111,152
Loss for year               -           -       -     (20,236,904) (20,236,904)
-------------------------------------------------------------------------------
Balance,
September30,1998        2,112,438 22,872,570 (110,154)(25,477,761)  (2,605,191)
-------------------------------------------------------------------------------
Issued on settlement
 of debt                1,433,364  1,604,029    -           -        1,604,029
Loss for the year          -           -        -        (706,147)    (706,147)
-------------------------------------------------------------------------------
Balance,
September30,1999        3,545,802 24,476,599    -     (26,183,908)  (1,707,309)
-------------------------------------------------------------------------------

Issuance of shares for cash

 Exercise of options       24,100     56,321    -            -          56,321
 Exercise of warrants     227,273    370,612    -            -         370,612
Issued on conversion of
 debt                   1,830,073  1,078,550    -            -       1,078,550
Issued on settlement of
 debt                     220,748    489,660    -            -         489,660
Subscriptions received in
 advance                             369,875    -            -         369,875
Share issue costs           -        (74,141)   -            -         (74,141)
Loss for the year           -            -      -       (438,663)     (438,663)
-------------------------------------------------------------------------------
Balance,
September30,2000        5,847,996 26,767,476     -   (26,622,571)      144,905
-------------------------------------------------------------------------------

Issuance of shares for cash

 Private placement      2,000,000    456,840    -            -         456,840
Issued for subscription
 received in advance      227,273    369,875    -            -         369,875
Subscription received in
 advance                    -       (369,875)   -            -        (369,875)
Issued on acqusition of
 equity investment        500,000    192,075    -            -         192,075
Issued on settlement
 of debt                  914,670    502,784    -            -         502,784
Share issue costs           -        (45,492)   -            -         (45,492)
Loss for the year           -            -      -      (1,822,692)  (1,822,692)
-------------------------------------------------------------------------------
Balance,
September30,2001        9,489,939 27,873,683    -     (28,445,263)    (571,580)
-------------------------------------------------------------------------------

Loss for the year           -           -       -        (319,713)    (319,713)
-------------------------------------------------------------------------------
Balance,
September30,2002        9,489,939 27,873,683    -     (28,764,976)    (891,293)
-------------------------------------------------------------------------------

Loss for the year           -           -       -         (47,171)     (47,171)
-------------------------------------------------------------------------------
Balance,
September30,2003        9,489,939 27,873,683    -     (28,812,147)    (938,464)
-------------------------------------------------------------------------------

Issuance of shares for cash

 Private placement      1,797,674  1,299,990    -            -       1,299,990
Issued on conversion
 of debt                  652,000    432,000    -            -         432,000
Acquisition of Brazil
 Gold Ltda.             2,000,000  4,050,000    -            -       4,050,000
Share issue costs           -       (135,690)   -            -        (135,690)
Contributed surplus         -          -     2,429,100       -       2,429,100
Loss for the year           -          -        -      (7,302,024)  (7,302,024)
------------------------------------------------------------------------------
Balance,
September30,2004       13,939,613 33,519,983 2,429,100 (36,114,171)   (165,088)
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement - shares
  issued due to repricing 302,326      -        -            -            -
Acquisition of Gladys
 Lake option               50,000     18,504    -            -          18,504
Issued on conversion of
 debt                     180,000     76,704    -            -          76,704
Contributed surplus         -          -       579,654       -         579,654
Loss for the year           -          -        -        (778,853)    (778,853)
------------------------------------------------------------------------------
Balance,
September30,2005       14,471,939 33,615,191 3,008,754 (36,893,024)   (269,079)
-------------------------------------------------------------------------------
warrant shares issued     257,812      -        -            -           -
Acquisition of Gladys
 Lake option               50,000     10,500    -            -          10,500
Issued on conversion
 of debt                  861,000    199,270    -            -         199,270
Loss for the year           -          -        -         (507,426)   (507,426)
------------------------------------------------------------------------------
Balance,
September30,2006       15,640,751 33,824,961 3,008,754 (37,400,450)   (566,735)
-------------------------------------------------------------------------------
Acquisition of Gladys
 Lake option               50,000     16,500    -            -          16,500
Issued on conversion
 of debt                3,483,192    688,425    -            -         688,425
Exercise of stock
 option                 1,179,194    388,904    -            -         388,904
Loss for the period         -          -        -         (512,514)   (512,514)
------------------------------------------------------------------------------
Balance,
 June 30,2007          20,353,137$34,918,790 $3,008,754 $(37,912,993)  $14,551
-------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited - Canadian Dollars)


                                For the three months  For the nine months ended
                                       ended June 30              ended June 30
                                     2007         2006        2007       2006
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss fro the period      $(338,609)     $(68,794)    $(512,543)  $(558,960)
Items not involving cash:
 Amortization                       97           149           309         447
 Shares issued for debt           -          174,620          -        174,620
 Shares issued for Gladys
  Lake option                     -           10,500          -         10,500
Exercise of cashless warrants     -             -             -        165,000

Change in non-cash
 working capital
 GST refundable and other
  receivables                   (7,287)        6,051        (7,054)     26,409
 Prepaid and deposits             -             -             -          1,503
 Accounts payable and
  accrued liabilities          (23,937)       52,078       130,382      47,143
-------------------------------------------------------------------------------
Net cash used in
 operating activities         (369,736)      174,604      (388,904)   (133,338)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
 Convertible loans                -             -             -        537,748
 Issuance of share capital     388,904          -          388,904       -
 Loans payable                 (22,657)         -             -       (254,211)
-------------------------------------------------------------------------------
Net cash provided from (used in)
 financing activities          366,247          -          388,904     283,537
-------------------------------------------------------------------------------

INVESTING ACTIVITIES

 Expenditures on mineral
  properties                     -              -             -        (16,827)
-------------------------------------------------------------------------------
Net cash used in investing
 activities                      -              -             -        (16,827)

Change in cash and cash
 equivalents                    (3,489)      174,604           (2)     133,372

Cash and cash equivalents
 at beginning of period          3,770         9,853           283      51,085
-------------------------------------------------------------------------------
Cash and cash equivalents
 at end of period                 $281      $184,457          $281    $184,457
-------------------------------------------------------------------------------



Globetech Ventures Corp.
Notes to Consolidated Financial Statements
June 30, 2007
(in Canadian dollars)
(unaudited)


1.   Nature of Operations and Significant Accounting Policies


The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the mineral field.


These interim consolidated financial statements should be read in conjunction with the audited September 30, 2006 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2006 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.


2.    Equipment

 	 	For the nine months ended June 30, 2007	  September 30, 2006

 	 	 	Cost  Accumulated    Net book     Net book
                              amortization   value	  value
-----------------------------------------------------------------------------
 Office equipment     $5,222	 $5,001	      $221	    $259
 Computer equipment   26,313     25,342	       971	   1,241
-----------------------------------------------------------------------------
 	             $31,535	$30,343	    $1,192	  $1,500
-----------------------------------------------------------------------------


3.   Mineral Properties and Deferred Resource Property Expenditures


On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.
The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.
The Company has issued a total of 100,000 shares to the vendor. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.
The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was also paid.

During 2006, the Company paid $15,000 and issued an additional 50,000 shares. This agreement was in arrears with regard to it's March 21, 2007 payment due, the Company having had 60 days to remedy the default from April 1, 2007. On
May 8, 2007 the Company farmed out the property to Forbes and Manhattan BC Ltd. ("Manhattan") wherein Manhattan can earn a 65% interest by expending one million dollars in exploration and development costs and making all cash payments to the vendor. The agreement is currently in good standing.




The balance of payments and schedule of share issuances is as follows:

       Date	          Amount	     Shares
--------------------------------------------------------------------
 March 21, 2008           25,000             100,000
 March 21, 2009	          25,000             150,000



The Company has incurred the following costs on the Gladys Lake property:

                         June 30, 2007           September 30, 2006
------------------------------------------------------------------------
 Acquisition costs           $70,504                      $54,004

 Exploration costs
  Report                      13,199                       13,199
  Assessment work              1,789                        1,789
  Geologist                    4,000                        4,000
  Transportation               4,739                        4,739
------------------------------------------------------------------------
Total                        $94,231                      $77,731



4.   Related Parties


The Company has entered into the following transactions with related parties:


 	            For the nine months ended       For the nine months ended
                                June 30, 2007                   June 30, 2006
-----------------------------------------------------------------------------
  Management fees to officers
   of the Company                   $45,000                         $45,000

   Included in accounts payable is $nil due to directors and officers.



5.   Convertible loans

 	            For the nine months ended       For the nine months ended
                                June 30, 2007                   June 30, 2006
-----------------------------------------------------------------------------
 Loans payable which are unsecured,
 due on demand and bear interest
   at 10% per annum                   $-                           $343,098

On January 31, 2007 the Company entered into debt settlement agreements to retire all of the above debt indebtedness plus additional interest of $31,678 for a total of $374,776 by the issuance of 1,905,135 shares.



6.   Share Capital

 a)  Common Shares

     The authorized share capital of the Company is unlimited without par value.

     The Company has issued 20,353,137 common shares of which 25,000 shares are held in escrow as at June 30, 2007.

 b)  Stock Options
     The Company has adopted an incentive stock option plan (the "Plan").
     The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

     The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

                         Options Outstanding        Options Exercisabl
     -------------------------------------------------------------------------
                                Weighted       Weighted               Weighted
                  Number        average        average   Number       average
     Range of     Outstanding   remaining      exercise  exercisable  exercise
     exercise        June 30,   contractual    price       June 30,   price
     prices (USD$)      2007    life (years)   (USD$)         2007    (USD$)
     -------------------------------------------------------------------------
     $0.30 - $1.75   920,806    0.9           $0.54       920,806     $0.54


 c)  Warrants


     At June 30, 2007, the Company had nil (2006 - 2,100,000) common share purchase warrants outstanding.

7.   Contingencies

     The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable.

8.   Subsequent Events


     Subsequent to June 30, 2007 the Company issued 386,000 shares to retire debt of $101,325.